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Henry Cheang

Group CEO @ Potentiate, Chairman @ Veriglif, Non-Executive Director @ Various Companies

Sydney, Australia

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   **Potentiate**

   **UNSW**

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   **500+ connections**

Henry is a serial entrepreneur who has founded, operated and sold over 20 businesses since the 1990s. He is currently CEO and co-founder of Potentiate, a data intelligence company that combines next generation technology with fresh thinking. He has, in recent years, focussed on developing next...

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Activity

2,680 followers

 **The future of data use has to be permission based. #thefuture #veriglif**
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11 Likes

 **You arriving and I'm leaving......i hear the weather is not going to be good...**
Henry commented

 **Don't take my word for it...... Here is the truth by Harvard Business Review. Get...**
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15 Likes • 4 Comments

 **Don't miss this If you are attending Ilex North America #iiex**
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3 Likes

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Experience

 **Group Chief Executive Officer**
Potentiate

Oct 2010 – Present · 8 yrs 8 mos
Sydney, Australia

Potentiate is one of the world's largest Data Intelligence companies, connecting with over 14m customers across 90 countries every year. We bring to light what your customers, employees and marketplace see in you and others, and provide you with the insights to accelerate your business growth. We are diverse in nature and approach. We embrace fresh ideas and forward-thinking. We have the courage to challenge not just what you see but the way in which you see it.

Potentiate – now you see it!

Chairman and Co-Founder
Veriglif, the world's first global consumer data ecosystem

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Personal data is the new oil; it drives every type of commerce in the world today and supports decision-making from individuals to customer service issues and strategic choices ... See more

Investor and Non Executive Director

Kapiche Limited

Oct 2016 – Present · 2 yrs 8 mos
London, United Kingdom

An award winning, Gartner endorsed analytics platform. Kapiche is a London based company founded in early 2015 after 12 months of meticulous fine tuning of our technology. We have identified what we believe to be a real weakness with the current analytics market. We have a real-world philosophy on analytics to reduce barrier to entry and increase user-ado... See more

Investor and Non Executive Director

Information Tools

1995 – Present · 24 yrs
New Zealand

Infotools (Information Tools Limited) has been helping our clients get more use and value from their investment in consumer research. We have built long term relationships with some of the world's biggest marketing spenders. We've earned a reputation for providing database services and software that add real value to market research.... See more

Owner/Founder/Non Executive Director

Various Companies

1998 – Present · 21 yrs
Asia Pacific

Since 1998, I have started, operated and exited from over 20+ businesses in various industries ranging from cafes, internet related start ups, market research and information related companies.My focus for the foreseeable future is building value into a single entity.
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Education

UNSW

Bachelor of Science, statistics

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University of Technology, Sydney
Master of Business Administration, International Marketing
1992 – 1995

Pasar Road Primary
1977 – 1982



